Exhibit 4.17

Summary of Sale and Purchase Agreement to Acquire 70% of the Corporate Capital of LFoundry S.r.l.

On June 24, 2016, the Company, LFoundry Europe and Marsica entered into the Sale and Purchase Agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase the Quota (representing 70% of the corporate capital of LFoundry S.r.l.) for an aggregate cash consideration of EUR49 million (subject to adjustment) on the terms of and subject to the conditions set out in the Sale and Purchase Agreement. The amount of total consideration has been paid off on 29 July 2016 (“Closing Date”). Upon Closing, the Company, LFoundry Europe and Marsica entered into the Quotaholders’ Agreement to regulate the rights and obligations of the quotaholders of LFoundry S.r.l.